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Filed by First Data Corporation
pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-6
of the Securities Exchange Act of 1934
Commission File No: 001-31527
Subject Company: Concord EFS, Inc.

First Data Corporation and Concord EFS, Inc. issued the following press release today:

Contacts:
Staci Busby, 303-967-7188
David Banks, 303-967-8057

First Data and Concord EFS Issue Statement

        DENVER and MEMPHIS—October 28 2003—First Data (NYSE: FDC) and Concord EFS, Inc. (NYSE: CE) announced today that reports are not correct that a federal judge has set a January 5, 2004 hearing date on the Justice Department's request for a preliminary injunction regarding the proposed merger of the two companies.

        Both the Justice Department and the companies have suggested dates for various steps in the litigation; however, as of today, no scheduling order has been entered by the judge. A hearing on the matter will be held this afternoon. Some time following the hearing, the judge is expected to set a schedule for the case.

About First Data

        First Data Corp. (NYSE: FDC), with global headquarters in Denver, helps power the global economy. As an electronic commerce and payment services company, First Data serves approximately 3 million merchant locations, 1,400 card issuers and millions of consumers, making it easy, fast and secure for people and businesses to buy goods and services using virtually any form of payment. With 29,000 employees worldwide, the company provides credit, debit, smart card and stored-value card issuing and merchant transaction processing services; Internet commerce solutions; money transfer services; money orders; and check processing and verification services throughout the United States. First Data also offers a variety of payment services in the United Kingdom, Australia, Canada, Japan, Mexico, Spain, the Netherlands, the Middle East and Germany. Its Western Union and Orlandi Valuta money transfer networks include approximately 169,000 Agent locations in more than 195 countries and territories. For more information, please visit www.firstdata.com.

About Concord EFS, Inc.

        Concord EFS, Inc., a vertically integrated electronic transaction processor, provides the technology and network systems that make payments and other financial transactions faster, more efficient, and more secure than paper-based alternatives. Concord acquires, routes, authorizes, captures, and settles virtually all types of electronic payment and deposit access transactions for financial institutions and merchants nationwide. Concord's primary activities include Network Services, which provides automated teller machine (ATM) processing, debit card processing, deposit risk management, and STARsm network access principally for financial institutions; and Payment Services, which provides point of sale processing, settlement, and related services, with specialized systems focusing on supermarkets, major retailers, gas stations, convenience stores, restaurants, and trucking companies. For more information, visit us at www.concordefs.com.

Not a Proxy Solicitation

        This communication is not a solicitation of a proxy from any security holder of First Data Corporation or Concord EFS, Inc. First Data and Concord have filed with the Securities and Exchange Commission (SEC) a joint proxy statement/prospectus concerning the planned merger of Concord with a subsidiary of First Data. WE URGE INVESTORS TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS TO BE FILED WITH THE SEC, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors will be able to obtain the documents free of charge at the SEC's website, www.sec.gov. In addition, documents filed with the SEC by First Data will be available free of charge from First Data Investor Relations, 6200 S. Quebec St., Suite 340, Greenwood Village, CO 80111. Documents filed with the SEC by Concord will be available free of charge from Concord Investor Relations, 2525 Horizon Lake Drive, Suite 120, Memphis, TN 38133.

        First Data and Concord and their respective directors and executive officers and other members of its management and employees, may be deemed to be participants in the solicitation of proxies from the stockholders of First Data in connection with the planned merger. Information about the directors and executive officers of First Data and their ownership of First Data stock is set forth in the proxy statement for First Data's 2003 annual meeting of stockholders. Information about the directors and executive officers of Concord EFS, Inc. and their ownership of Concord EFS, Inc. stock is set forth in the proxy statement for Concord EFS, Inc.'s 2003 annual meeting of stockholders. Bond Isaacson, who became Co-Chief Executive Officer of Concord in 2002, holds approximately 400,000 Concord stock options. Employment and compensation agreements of certain potential participants, including change of control arrangements, are filed as exhibits to the Concord Form 10-K filed March 27, 2003. Executive officers of Concord may participate in a retention bonus program that would pay bonuses in connection with the merger. Investors may obtain additional information regarding the interests of the participants by reading the joint proxy statement/prospectus.

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First Data and Concord EFS Issue Statement